Exhibit 12.1

Brookline Bancorp, Inc

S-3 Ratio of Earnings to Fixed Charges

2014

	March
	2014	2013	2012	2011	2010	2009
Fixed charges:
Interest expense on deposits	$4,291	$18,773	$21,432	$19,757	$21,420	$31,017
Interest expense on borrowings	2,669	11,393	14,400	10,579	13,147	22,739
Total Interest expense	6,960	30,166	35,832	30,336	34,567	53,756
Portion of rental expense which represents interest factor	462	1,047	895	549	489	436

Total Fixed charges	$7,422	$31,213	$36,727	$30,885	$35,056	$54,192

Earnings available for fixed charges:
Pre-tax income (loss)	$16,839	$56,654	$59,710	$48,705	$46,797	$33,148
Distributed equity income of affiliated companies	—	—	—	—	—	—
Add: Fixed charges	7,422	31,213	36,727	30,885	35,056	54,192
Less: Net income — noncontrolling interests	(422)	(1,787)	(1,227)	(1,219)	(769)	(535)

Total Earnings available for fixed charges	$23,839	$86,080	$95,210	$78,371	$81,084	$86,805

Ratio of earnings to fixed charges
Including interest on deposits	3.21	2.76	2.59	2.54	2.31	1.60
Excluding interest on deposits	7.61	6.92	6.23	7.04	5.95	3.75

	$2,308	$5,233	$4,473	$2,744	$2,445	$2,179